GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

March 11, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0404

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Galmed Pharmaceuticals Ltd.

Registration Statement on Form F-1

Filed February 6, 2014

As amended by Amendment No. 1 to Registration Statement on Form F-1

Filed February 28, 2014

As amended by Amendment No. 2 to Registration Statement on Form F-1

Filed March 11, 2014

File No. 333-193792

Dear Mr. Riedler,

In accordance with Rule 461 under the Securities Act of 1933, as amended, Galmed Pharmaceuticals Ltd., an Israeli limited company (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”) so that such Registration Statement shall become effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, March 12, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges as follows:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Allen Baharaff at the address first set forth above.

Respectfully yours,

Galmed Pharmaceuticals Ltd.

By:	/s/ Allen Baharaff
Allen Baharaff Chief Executive Officer